Exhibit 99.2

MILLAR WESTERN FOREST PRODUCTS LTD.

Management’s Discussion and Analysis of
Financial Condition and Results of Operations
for the Three Months Ended March 31, 2015

The following management’s discussion and analysis (MD&A) of the financial condition and results of operations of Millar Western Forest Product Ltd. (“Millar Western” or “the Company” or “we” or “our”) is based upon and should be read in conjunction with our unaudited interim financial statements and the accompanying notes thereto included elsewhere in this quarterly report filed on Form 6-K and our 2014 annual MD&A and the 2014 audited financial statements and notes thereto included in our annual report filed on Form 20-F and available on EDGAR. The information in this MD&A is as of May 5, 2015.

Preparation and Presentation of Financial Information

We prepare our financial statements in accordance with International Financial Reporting Standards, which we refer to as IFRS, as issued by the International Accounting Standards Board. Details of the transition and reconciliation to previously released results are explained in previous financial statements. Readers should be aware that financial statements prepared in accordance with IFRS may differ in certain respects from financial statements prepared in accordance with U.S. generally accepted accounting principles, which we refer to as U.S. GAAP.

We present our financial statements in Canadian dollars. Except where otherwise indicated, all dollar amounts are expressed in Canadian dollars, references to “$” or “dollars” are to Canadian dollars and references to “US$” and “U.S. dollars” are to United States dollars.

Accounting estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the values recorded in the statements. On an ongoing basis, management reviews its estimates, including those related to useful lives for amortization, impairment of long-lived assets, certain accounts receivable, pension and other employee future benefit plans and asset retirement and deferred reforestation obligations, based upon currently available information. While it is possible that circumstances may arise that cause actual results to differ from these estimates, management does not believe it likely that any such differences will materially affect our financial condition.

Internal controls over financial reporting

During the quarter ended March 31, 2015, there were no changes in our internal controls over financial reporting that materially affected, or would be reasonably likely to materially affect, our reported results.

Non-GAAP financial measures

We define Adjusted EBITDA as operating earnings plus unrealized other income or expense, depreciation and amortization. Operating earnings is net income (loss) plus finance expenses, income tax expense or recovery and the foreign exchange gain or loss on debt. Other income or expense includes both realized and unrealized gains and losses on foreign exchange and/or commodity hedging and the foreign-exchange impact on working capital balances. Only the realized portion of such income or expense is included in Adjusted EBITDA whereas both the realized and unrealized portions are included in the determination of operating earnings.

Adjusted EBITDA is not a measure of operating performance or liquidity under IFRS or U.S. GAAP. Such terms, as used in this annual report, are not necessarily comparable with similarly titled measures of other companies. Management believes that Adjusted EBITDA may be useful in assessing our operating performance and as an indicator of our ability to service or incur indebtedness, make capital expenditures and finance working capital requirements. The items excluded from Adjusted EBITDA are significant in assessing our operating results and liquidity. Therefore, Adjusted EBITDA should not be considered in isolation or as an alternative to operating earnings, cash flow from operating activities or other combined income or cash flow data prepared in accordance with IFRS.

Forward-looking statements

Certain statements in this annual report are “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are not based on historical facts but, rather, on our current expectations and our projections about future events, including our current expectations regarding:

•	the future demand for, and sales volumes of, our lumber and pulp products;
•	future production volumes, efficiencies and operating costs;
•	increases or decreases in the prices of our products;
•	our future stability and growth prospects;
•	our business strategies, the measures to implement those strategies and the benefits to be derived therefrom;
•	our future profitability and capital needs, including capital expenditures;
•	the outlook for and other future developments in our affairs or in the industries in which we participate; and
•	the effect on us of new accounting releases.

These forward-looking statements generally can be identified by the use of statements that include words such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “likely”, “will”, “predicts”, “estimates”, “forecasts” or other similar words or phrases. Similarly, statements that describe our objectives, plans or goals are or may be forward-looking statements. These forward-looking statements are subject to various risks, uncertainties and other factors that could cause our actual results to differ materially from the future results expressed or implied by the forward-looking statements. Any written or oral forward-looking statements made by us or on our behalf are subject to these factors. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this quarterly report on Form 6-K may not occur. Actual results could differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our future results. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements included in this report are made only as at the date of this report. We do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law.

General Information about the Company

Operations and sales

Millar Western is a privately owned, integrated forest products company active in Alberta, Canada, that produces and markets hardwood and softwood bleached chemi-thermo-mechanical pulp, or BCTMP, and softwood lumber.

We are headquartered in Edmonton and own and operate four production facilities, including a BCTMP mill and a sawmill at an integrated complex in Whitecourt and sawmills in Boyle and Fox Creek. In 2012, we began construction of a bioenergy facility adjacent to the Whitecourt BCTMP mill that will convert organic matter in pulp-mill waste into renewable energy, for consumption by our pulp operations; completion and startup of the bioenergy facility are slated for the later part of 2015.

Our Whitecourt pulp mill produces hardwood, softwood and blended grades of pulp and has an annual production capacity of 320,000 air-dried metric tonnes (ADMT). Our BCTMP is sold internationally for use in the production of a diverse range of paper products, including coated and uncoated printing and writing papers, paperboard, specialty papers, tissue and toweling.

Our sawmills produce kiln-dried dimension lumber from spruce, pine and fir, or SPF, timber for the residential and commercial construction industries. We also produce higher-margin grades, such as machine-stress-rated, or MSR, lumber for load-bearing applications, as well as specialty products, such as decking. Our Whitecourt, Boyle and Fox Creek sawmills have annual capacities of 330 million foot board measure (mmfbm), 80 mmfbm and 120 mmfbm, respectively. Historically, our lumber has sold principally in Canada and the United States; however, China is now a regular destination for our products, and a small percentage of certain higher-margin grades is shipped to Japan.

Seasonality

We conduct the majority of our log harvesting and hauling in the winter months, creating a seasonal build-up of working capital, in the form of log inventory. Harvesting usually begins in the fourth quarter, with the balance of harvesting and most hauling activities occurring in the first quarter of the following year. The incremental build-up of log inventory is typically valued at approximately $40-45 million, with $5-10 million worth of logs accumulated in the fourth quarter, depending on weather conditions, and the rest generally delivered in the following year’s first quarter. These log inventories are consumed through the year and typically reach minimum levels in the third quarter. This seasonal working capital build-up and reduction has a significant impact on our liquidity through the year.

Fiber

Approximately 91% of the fiber required for our pulp mill and sawmill facilities is supplied from timber resources held under long-term agreements with the Government of Alberta or supplied through multiple-year agreements with other forest products companies, providing a high level of fiber supply security and cost stability. We purchase the balance of our fiber requirements on the open market. Our fiber costs are subject to variation depending on factors including the period’s harvesting locations and delivery distances from forest to mill, weather conditions, and normal competitive market pressures related to our harvesting and hauling contractors. We pay fees, referred to as stumpage, to the Alberta government for all fiber harvested from government-owned lands. Stumpage rates are subject to escalation related to the market price of end products.

In addition to deciduous logs, the Whitecourt pulp mill requires approximately 90,000 bone dry units of coniferous chips per year. This requirement is supplied entirely by chip residuals from our Whitecourt sawmill, with surplus chips sent to other manufacturers under multi-year fiber-exchange agreements.

All forest areas we harvest are reforested to the standards required under the Timber Management Regulations (Alberta). We employ progressive forest management practices aimed at enhancing timber yields while protecting diverse forest values and maintaining healthy forest ecosystems. To provide independent verification of the sustainability of our forest management activities and legality of our timber procurement systems, we have achieved certification under third-party-audited, internationally-recognized environmental standards.

Energy and other key commodities

We use both electricity and natural gas as sources of energy in our pulp and lumber operations, and fluctuations in the cost of these inputs can have a significant impact on our cost of products sold.

In Alberta, the electrical energy market is not regulated, and pricing can and does fluctuate significantly. As a party in a power purchase syndicate, we have long-term rights under a Power Purchase Arrangement to insulate our pulp and lumber operating segments from volatility in the electricity market. The benefit of these power purchase rights is allocated to each operating segment based on its electricity consumption.

Natural gas is supplied to our operations under annual supply contracts that are subject to market prices. From time to time, we manage our gas price exposure by entering into commodity-price forward contracts. We also have rights to a natural gas storage facility located in Saskatchewan that enable us to dampen seasonal market price variations by storing gas during periods of low gas pricing and withdrawing gas during periods of higher pricing.

Our Whitecourt pulp mill’s requirements for hydrogen peroxide and caustic, which are the main chemicals used in our pulp bleaching process, and other chemicals are supplied by major producers and covered by contracts of varying terms and conditions, providing some level of price stability.

Environmental matters

Our operations are regulated primarily by the Environmental Protection and Enhancement Act (Alberta) and the Fisheries Act (Canada). We have instituted environmental controls to monitor our operations to confirm they are in compliance with regulated parameters of both provincial and federal authorities. Our Whitecourt pulp mill does not use chlorine compounds and therefore does not generate any chlorinated by-products such as dioxins or furans. The pulp mill has an extended-aeration activated-biomass wastewater treatment system. The biomass produced as a waste product from the system is used as a soil conditioner on agricultural lands, and as feedstock at a local biomass-fueled electrical generating station. Wood waste from the Whitecourt pulp mill and sawmill is sent to the same power station, to generate renewable electricity, and wood waste from the Boyle sawmill is sent to a neighboring pulp mill for energy generation. The Fox Creek mill currently disposes of its wood waste by incineration, but we are actively seeking alternatives for disposal or use of these byproducts.

The Whitecourt pulp mill is currently developing a bioenergy project that will install anaerobic hybrid digesters in advance of the existing aerobic effluent treatment system, to produce a biogas that will be used to generate electricity. Besides reducing purchased energy costs and allowing for pulp production increases, the project is expected to significantly cut greenhouse gas emissions, reduce freshwater intake and improve the quality of treated wastewater discharged to a local river.

Results of Operations

Earnings overview

The following table sets out our financial results for the three months ended March 31, 2015, the immediately prior quarter ended December 31, 2014, and the quarter ended March 31, 2014.

	Three months ended
	Mar. 31/15	Dec. 31/14	Mar. 31/14
		(in millions)

Statements of earnings data:
Revenue	$95.4	$93.5	$94.5
Cost of products sold	67.0	63.3	64.1
Freight and other distribution costs	14.0	14.2	12.9
Depreciation and amortization	3.6	3.6	3.5
General and administration	4.2	5.1	4.7
Other expense (income)	2.6	0.8	(2.0)
Operating earnings	$4.0	$6.5	$11.3
Foreign exchange loss on borrowings	(22.4)	(8.4)	(8.8)
Finance expenses	(6.1)	(5.4)	(5.7)
Net loss before income taxes	$(24.5)	$(7.3)	$(3.2)
Income taxes (recovery) expense	(0.5)	(0.3)	1.4
Net loss	$(24.0)	$(7.0)	$(4.6)
Actuarial losses, net of tax recovery	-	(1.4)	-
Comprehensive loss	$(24.0)	$(8.4)	$(4.6)

Reconciliation of adjusted EBITDA data:
Net loss	$(24.0)	$(7.0)	$(4.6)
(Subtract) add
Income taxes (recovery) expense	(0.5)	(0.3)	1.4
Foreign exchange loss on borrowings	22.4	8.4	8.8
Finance expenses	6.1	5.4	5.7
Operating earnings	$4.0	$6.5	$11.3
Depreciation and amortization	3.6	3.6	3.5
Unrealized other expense (income)	4.8	3.4	(0.4)
Adjusted EBITDA	$12.4	$13.5	$14.4

Other data:
Average exchange rate (US$ per C$1.00)[1]	0.807	0.881	0.906
Period end exchange rate (US$ per C$1.00)	0.790	0.862	0.905

1)

Average exchange rates are the daily noon Bank of Canada foreign-exchange rates, averaged over the period. Period end exchange rates are the closing Bank of Canada rate on the last business day of the period. The rates are set forth as U.S. dollars per C$1.00 and are the inverse of rates quoted by the Bank of Canada for Canadian dollars per US$1.00.

Our results for the period reflected the positive effect on revenue of a continued decline in relative value of the Canadian dollar. This benefit was offset by increased finance costs, a loss on the period-end translation of our U.S.-dollar-denominated debt, and by declines in market pricing for both lumber and pulp.

First quarter revenue of $95.4 million was up slightly from the comparable prior periods, on higher per-unit sales realizations in both lumber and pulp resulting from favorable currency effects, which offset declining U.S.-dollar-denominated commodity prices and lower pulp shipments.

At $67.0 million, cost of products sold increased from $63.3 million in the previous quarter and $64.1 million in the first quarter of 2014, primarily due to rising fiber costs.

Freight and other distribution costs were essentially unchanged from the previous quarter but $1.1 million higher than the same period last year, reflecting a change in transaction terms on a portion of our lumber sales. An increase in the proportion of lumber sales transacted on a delivered basis resulted in a rise in freight costs, which was offset by a corresponding rise in revenue.

Depreciation and amortization costs were similar to the comparable periods, as there were no significant changes in our depreciable assets.

General and administration changes were primarily related to profit-sharing provisions, with differing amounts calculated in the current and prior quarters.

Other income or expense includes both realized and unrealized gains and losses on commodity derivative contracts and foreign-exchange impacts on U.S.-dollar-denominated working capital balances. Other expense of $2.6 million in the quarter was up from $0.8 million in the previous quarter, reflecting losses on foreign exchange contracts. This was a significant shift from the other income of $2.0 million recorded in the first quarter of 2014, which primarily resulted from realized gains on working capital balances due to differences in the relative value of the Canadian dollar.

We had operating earnings of $4.0 million in the quarter, down from $6.5 million in the previous quarter and $11.3 million in the first quarter of 2014.

The ongoing decline in relative value of the Canadian dollar had a $22.4 million negative impact on the translation of our U.S.-dollar-denominated long-term debt, compared to the $7.3 million loss recorded in the previous period and the $3.2 million loss in the same period of 2014.

At $6.1 million, financing expenses, which are largely denominated in U.S. dollars, were slightly higher in the quarter than in the comparable periods, again reflecting the declining value of the Canadian dollar.

After a $0.5 million provision for income tax recovery, we posted a net loss of $24.0 million for the quarter. No significant income tax recovery was recorded, due to non-tax-deductible items, and primarily to the non-deductible $22.4 million loss on translation of our U.S.-dollar-denominated long-term debt.

We recorded Adjusted EBITDA of $12.4 million for the period, down from $13.5 million in the previous quarter and $14.4 million in the comparable period of the previous year.

Operating results by business segment

Lumber

	Three months ended
	Mar. 31/15	Dec. 31/14	Mar. 31/14
		(in millions)

Production (total sawmill) - SPF - mmfbm	131.2	130.6	128.8
Production (dressed lumber) - SPF - mmfbm	111.0	114.5	109.8
Shipments - SPF - mmfbm	126.9	129.0	125.4
Benchmark price - SPF#2&Better - US$ per mfbm	$307	$340	$367

Revenue	$51.3	$50.6	$50.0
Cost of products sold	38.7	35.3	36.9
Freight and other distribution costs	4.2	4.2	3.2
Other realized income	(0.7)	(1.0)	(0.7)
Adjusted EBITDA	$9.1	$12.1	$10.6
Adjusted EBITDA margin - %	18%	24%	21%

Other unrealized (expense) income	(1.5)	(1.4)	0.6
Depreciation and amortization	(1.7)	(1.7)	(1.7)
Operating earnings	$5.9	$9.0	$9.5

Capital expenditures	$0.6	$1.1	$0.5

The lumber market was under pressure in the quarter, as shipments to China fell and U.S. housing starts were lower than in the previous quarter. Though benchmark pricing declined 9.7% quarter-to-quarter and 16.3% year-to-year, our lumber segment per-unit sales realizations rose by 3.1% over the previous period and 1.4% from the same period in 2014, primarily reflecting the current quarter’s more favorable exchange rates.

Sawmill productivity was higher than in the comparable quarters, with the decline in dressed lumber volume from last quarter largely due to a shift in grade mix. At 126.9 mmfbm, shipments were down slightly from the previous quarter, resulting in a rise in inventory that we expect to reduce in the second quarter, as seasonal demand increases.

Lumber segment revenue of $51.3 million compared favorably to the prior quarters, primarily reflecting higher per-unit sales realizations resulting from the lower value of the Canadian dollar.

Segment cost of products sold rose to $38.7 million, compared to $35.3 million in the prior quarter and $36.9 million in the same quarter of the previous year, due primarily to higher log costs related to longer log-haul distances associated with both our normal harvest-area rotation and Alberta’s mountain pine beetle management strategy.

Other realized income of $0.7 million, resulting from positive exchange-rate impacts that were partially offset by losses on foreign exchange contracts, was consistent with the same period in 2014 and slightly higher than the previous quarter.

The segment generated $9.1 million in Adjusted EBITDA for the quarter, with the decrease from comparable periods due mainly to higher log costs.

Other unrealized expense of $1.5 million reflected the period-end mark-to-market valuation of currently held foreign exchange contracts. This was consistent with the prior quarter but compared unfavorably with the $0.6 million in unrealized income recorded in the first quarter of 2014, which had included a modest gain on lumber derivative contracts held in that period.

Capital expenditures of $0.6 million in the quarter were limited to maintenance-of-business activities, and were consistent with the first quarter of 2014 but lower than expenditures in the previous quarter, which had included the acquisition of rolling stock.

Pulp

	Three months ended
	Mar. 31/15	Dec. 31/14	Mar. 31/14
		(in millions)

Production - madmt	69.2	78.7	81.7
Shipments - madmt	67.1	69.8	70.3
Benchmark price - NBSK, US$ per admt	$995	$1,025	$1,010
Benchmark price - BEK, US$ per admt	$755	$738	$768

Revenue	$44.0	$42.8	$44.4
Cost of products sold	28.3	28.0	27.2
Freight and other distribution costs	9.8	10.0	9.7
Other realized income	(1.5)	(1.6)	(0.9)
Adjusted EBITDA	$7.4	$6.4	$8.4
Adjusted EBITDA margin - %	17%	15%	19%

Other unrealized expense	(3.3)	(2.0)	(0.2)
Depreciation and amortization	(1.8)	(1.9)	(1.7)
Operating earnings	$2.3	$2.5	$6.5

Capital expenditures	$10.4	$16.4	$(3.3)

Pulp production volumes were down compared to both prior quarters, due to operating challenges with the mill’s effluent treatment system that were compounded by winter weather conditions and resolved during the quarter. Segment shipments were also down, reflecting both the lower production and a decline in sales to China, where customers were reducing pulp inventories.

Segment revenue of $44.0 million was higher than the previous quarter, as the impact of lower sales volumes was offset by a 7% increase in per-unit sales realizations, largely the result of currency effects. Compared to the same period last year, segment revenue declined slightly, as the positive exchange-rate impact did not fully compensate for the reduced shipments.

Cost of products sold, at $28.3 million, increased marginally from $28.0 million last quarter, and was $1.1 million higher than the same period last year on higher net electricity costs.

After accounting for other realized income of $1.5 million associated with exchange rate gains on working capital balances, the pulp segment recorded Adjusted EBITDA of $7.4 million. This compared favorably with the $6.4 million recorded in the previous period but was down from the $8.4 million recorded in the same period one year earlier.

Other unrealized expense of $3.3 million reflected the period-end mark-to-market valuation of currently held foreign exchange contracts. After considering depreciation, the pulp segment recorded operating earnings of $2.3 million in the period, compared to $2.5 million in the previous quarter and $6.5 million in the first quarter of 2014.

Segment capital expenditures were $10.4 million in the quarter, of which $9.6 million was related to the bioenergy effluent project (BEP). Capital expenditures in the first quarter of 2014 had been affected by the recovery of US$7.5 million in letters of credit following termination of our contract with the Engineering, Procurement and Construction (EPC) supplier originally engaged to deliver the BEP. Non-BEP expenditures in 2015 will be limited to maintenance-of-business activities and are expected to total approximately $3 million for the full year.

Corporate and other

	Three months ended
	Mar. 31/15	Dec. 31/14	Mar. 31/14
		(in millions)

Revenue	$0.1	$0.1	$0.1
General and administration	4.2	5.1	4.7
Adjusted EBITDA	$(4.1)	$(5.0)	$(4.6)
Depreciation and amortization	(0.1)	-	(0.1)
Operating loss	$(4.2)	$(5.0)	$(4.7)

Capital expenditures	$0.1	$0.1	$-

Revenue for the corporate and other segment is generated primarily from fees billed to our parent company for administrative services, and was unchanged from the comparable quarters. The segment recorded a $4.2 million operating loss for the quarter, with changes from the comparable periods reflecting profit-sharing provisions, travel costs and wage adjustments.

Summary of financial position

We ended the period with $8.8 million in cash and cash from operations was sufficient to cover changes in working capital, capital investment and financing activities during the quarter.

Changes in financial position

	Three months ended
	Mar. 31/15	Dec. 31/14	Mar. 31/14
		(in millions)
Selected cash flow items
Operating activities:
Cash provided by operating activities	$9.7	$11.9	$14.3
Net reforestation	1.5	1.4	1.2
Net change in non-cash working capital items	(30.4)	1.7	(30.6)
	(19.2)	15.0	(15.1)
Investing activities:
Additions to property plant and equipment	(6.2)	(14.6)	3.5
Other	-	-	(0.4)
	(6.2)	(14.6)	3.1
Financing activities:
Repayment of borrowings	(0.5)	(0.2)	(0.4)
Finance expenses paid	(12.0)	(0.5)	(10.6)
Dividends	(0.7)	(0.7)	(0.7)
	(13.2)	(1.4)	(11.7)

Decrease in cash	$(38.6)	$(1.0)	$(23.7)

Opening Cash	$47.4	$48.4	$47.2
Closing Cash	$8.8	$47.4	$23.5

Cash and cash equivalents	$8.8	$47.4	$23.5
Restricted cash	-	-	0.4
Total cash	$8.8	$47.4	$23.9

Operations used $19.2 million in cash for the quarter, comparing unfavorably to the $15.0 million generated in the previous period and the $15.1 million used in the same period of 2014, with all figures reflecting seasonal shifts in working capital related to the build-up and consumption of log inventory. Between the start of the fourth and end of the first quarters of each year, we typically have an incremental draw of $40-45 million for log harvesting and hauling activities. In the current period, working capital drew $30.4 million, consistent with the same quarter of 2014.

The year-to-year comparison reflects the fact that additions to property, plant and equipment did not show the typical use of cash in the first quarter of 2014. In that period, capital expenditures of $5.1 million, including $4.3 million for the BEP, were offset by US$7.5 million retained from the EPC contractor and $0.6 million remaining in accounts payable, with the result that capital projects were a $3.5 million source of cash. Other investing activities in the first quarter of 2014 represented $0.4 million in restricted cash for deposits associated with our foreign-exchange derivative contracts.

Financing expenditures of $13.2 million in the current quarter included payment of $12.0 million in interest on our U.S.-dollar-denominated long-term debt, due April 1, 2014, but transferred before the quarter-end to ensure payment on the due date, as well as payment of interest on the power purchase rights loans. This financing expense was higher than in the same period of 2014, due to the weaker Canadian dollar. Repayment of borrowings in all periods represented principal payments on our power purchase rights loans. A dividend was declared and paid in this quarter.

Liquidity and capital resources

We ended the quarter with $8.8 million in cash. We had $3.8 million committed to standby letters of credit, leaving $46.2 million available under our $50 million revolving credit facility.

Based on our current level of operations, we believe that the existing cash balance and availability under our revolving credit facility will provide sufficient liquidity to meet operational cash draws, scheduled interest payments, long-term debt repayment, capital expenditures and working capital needs over the next twelve months. However, our future operating performance may be adversely affected by prevailing economic conditions and by currency, market and other factors, many of which are beyond our control.

Off-balance sheet arrangements

We had no material off-balance sheet arrangements, apart from the $3.8 million committed for standby letters of credit under our revolving credit facility.

Research and development

We did not conduct significant research and development activities in the period, nor in any comparable periods.

Income taxes

Operating results for the quarter were subject to income tax at a statutory rate of 25%. The effective tax rate for the period varied significantly from the statutory rate, primarily as a result of the non-deductible unrealized exchange loss on debt.

Outlook

The prevailing view in recent years has been that the lumber market is in the early stages of a sustained period of price improvement, supported on the demand side by continued recovery in the U.S. housing sector and ongoing sales to China, and on the supply side by capacity constraints resulting from the effects of the mountain pine beetle infestation on available timber volumes in British Columbia. Though we generally agree with this outlook and expect these demand and supply trends to prevail through 2015 and into 2016, our forecast is tempered by regional variations in the U.S. housing recovery and the unsteady nature of current economic conditions in key global regions, including China.

While lumber prices declined quarter-to-quarter, we expect markets to recover, as weather-related construction constraints in the U.S. lift and demand rises, in typical seasonal fashion.

The prevailing benchmark price of lumber resulted in no export charges being imposed under the Softwood Lumber Agreement (SLA) in the first quarter of 2015. Given current pricing, however, SLA export charges of 5% are expected to be charged on U.S. shipments in April, with an additional 2.5% surge penalty imposed should shipments exceed a defined level. Depending on prevailing prices during the balance of the year, export charges of up to 15% and surge penalties of up to 7.5% could be levied on lumber shipments to the U.S.

BCTMP pricing has declined, as Chinese paperboard producers have struggled with slowing demand and oversupply. We expect prices to remain under pressure, with the Chetwynd, B.C., BCTMP mill scheduled to begin production in May and paperboard producers in China expected to continue reducing inventories.

With a large portion of our sales denominated in U.S. currency, fluctuations in exchange rates may have a significant effect on our income.

In 2015, we expect our sawmills to continue operating at rates similar to those achieved in 2014, for expected production of approximately 540 million board feet. Pulp output is expected to decline to approximately 310,000 tonnes, however, due to the effluent treatment system constraints experienced in the first quarter and to expected modest impacts associated with the commissioning and startup of the BEP in the second half of the year.

We expect to continue seeing upward pressure on our costs, with the major factors in the foreseeable future being increased log costs and rising consumer costs for power related to transmission infrastructure expansion.